January 14, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	BOINGO WIRELESS, INC.
Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Boingo Wireless, Inc. (the “Registrant”), and for the purpose of registering shares of the Registrant’s Common Stock under the Securities Act of 1933, as amended (the “Act”), we are electronically transmitting hereunder one conformed copy of a Registration Statement on Form S-1, together with exhibits thereto (except for certain exhibits that will be filed by amendment).  Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Registrant for five (5) years.

In payment of the registration fee, $8,707.50 at a minimum was transferred to the Commission’s account at US Bank by federal wire transfer.  The wire was sent on January 12, 2011 and was assigned federal reference number 201101122498653.

Please direct any comments or questions regarding this filing to Ilan Lovinsky at Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, 11682 El Camino Real, Ste. 100, San Diego, CA 92130 or by telephone at (858) 436-8030 or facsimile at (877) 880-0683.

Very truly yours,

GUNDERSON DETTMER STOUGH

VILLENEUVE FRANKLIN & HACHIGIAN, LLP

By:	/s/ Ilan Lovinsky
Ilan Lovinsky

Attachment

cc:	Edward Zinser (Boingo Wireless, Inc.)